FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For January 15, 2003

                        Commission File Number: 000-30932

                                    REGUS PLC

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                                Chertsey KT16 0RS
                                     England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X       Form 40-F
                           ______              ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):     _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):     _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X
                        _______       _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                    REGUS PLC


                                INDEX TO EXHIBITS


Item

1.            Press release dated January 15, 2003

                                   Signatures



    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 15, 2003
                                   REGUS PLC.


                                   By: /s/Stephen Stamp
                                   Name: Stephen Stamp
                                   Title: Group Finance Director

                                                                          Item 1



                                      REGUS

      REGUS ANNOUNCES PLAN TO RETURN U.S. BUSINESS TO PROFITABILITY

                Issued at 0700 hrs GMT Wednesday 15 January 2003

As part of a plan to reorganise its US business and return it to profitability, Regus Group, the world's largest provider of serviced offices, today announces that its US subsidiary, Regus Business Centre Corp ("Regus US"), has filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code in the Court of the Southern District of New York. Regus plc and Regus Business Centre BV, which are the holding companies for the Regus Group, have both given guarantees in relation to the leasehold liabilities of the US business and are therefore also filing for relief under Chapter 11.

The Regus Group, which operates across 52 countries, is generating cash outside the United States and this move is expected to strengthen the Group's financial position further. In addition, the Group raised up to (pound)57 million in December from the sale of a part of its UK business and some of the proceeds of that sale will help fund this Chapter 11 process. As a result, Regus does not expect that it will require further funding to complete the reorganisation.

The limited purpose of this Chapter 11 is to allow the Regus Group to reorganise certain property leases entered into by its US business and the related guarantees given by Regus plc and Regus Business Centre BV in respect of those leases. Over recent months, Regus US has sought to restructure the terms of its leases and related guarantees through negotiation with US landlords. Despite substantial progress towards a negotiated settlement, the Regus Group has not been able to reach a satisfactory settlement with US landlords within the necessary timeframe and has now decided to file for Chapter 11 as a means of achieving a statutory settlement with those landlords. However, the Chapter 11 process will not affect the Group's ability to maintain its normal business operations, to do business with customers and suppliers and to provide employees with salaries and benefits as normal.

The listing and trading of Regus' shares on the London Stock Exchange will not be affected by this move.

Other leading companies that have used the Chapter 11 process to reorganise and return to competitiveness include Texaco, Continental Airlines, Toys "R" Us, Flag Telecom and Macy's.

"Regus is wholly committed to its global strategy in which the US market is a key component. Our clear objective is to return our US business to profitability and Chapter 11 is now the quickest and most reliable route to secure this", said Mark Dixon, Chief Executive Officer of Regus. "As a result of the recent sale of part of our operations in the UK, we are in the position to be able to fund a reconstruction of our operations in the US and our objective is for the US business to be capable of generating profits when it emerges from Chapter 11. We are most grateful for the support that we have received from our customers, employees and landlords in the US as well as the other communities we serve."

Enquiries:

Regus PLC                                      Tel:                01932 895138
Mark Dixon, Group Chief Executive Officer
Stephen Stamp, Group Finance Director
Stephen Jolly, Group Communications Director

Financial Dynamics                             Tel:                020 7831 3113
David Yates / Richard Mountain

INFORMATION ON REGUS FILING

Chapter 11 gives each Regus company which has filed for Chapter 11 legal protection from its US creditors so that it can restructure its US leasehold portfolio whilst at the same time continuing its day-to-day operations under existing management control. Each such company and its US creditors will now work towards agreeing a Plan of Reorganisation which will provide for the restructuring of the US lease portfolio and the settlement of claims of landlords whose leases are sought to be reorganised.

Under Chapter 11, the statutory maximum claim that each such landlord will have against each of the relevant lessee companies and the relevant guarantor will be limited to the higher of (i) one year's rent or (ii) 15% of the remaining lease term, not to exceed three years, in each case under the relevant lease. However, negotiations with landlords are already at an advanced stage and in consequence it is expected that the final settlement will be considerably less than this worst case position and that it will be paid over time once the Plan of Reorganisation is approved.

Once the Plan of Reorganisation is confirmed by the US Court, payment of settlements to US creditors can begin and each Regus Chapter 11 Company can emerge from Chapter 11 protection. Regus expects that this will occur well within the 12-month period that is typical for Chapter 11 proceedings.

During the Chapter 11 process, each Regus Chapter 11 Company will maintain its normal business operations and continue to provide employees with salaries and benefits. It will also be able to do business with suppliers and customers in a routine manner. Each such company will however be unable to enter into transactions outside the ordinary course of business without the approval of the US Court.

A Chapter 11 filing immediately freezes all existing financial claims against each Regus Chapter 11 Company by US creditors, both in US and non-US Courts.

Overall, Regus does not expect the Chapter 11 restructuring process to have any impact on the Group's ability to trade normally and to continue to provide the same high level of service that customers have always received. In particular, Regus does not expect that it or any member of its group will become subject to any involuntary insolvency process in any part of the world other than the US.

The Regus Group is the world's largest provider of serviced offices operating more than 400 business centres in 240 cities across 52 countries. Regus business centres provide businesses, both large and small, with access to fully equipped office workspaces on flexible terms. With more than 92,000 office workspaces worldwide, the Regus Group is also a market leader in providing meeting rooms, training facilities and public access videoconferencing studios.

THE "SAFE HARBOR" STATEMENT UNDER THE US PRIVATE SECURITIES REFORM ACT OF 1995

This press release contains statements concerning the Group's business, financial condition, results of operations and certain of the Group's plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: the Group's future cash flow and working capital position, the Group's cost reduction programme, restructuring of unprofitable operations, expectations regarding sales, trading profit and growth, the Group's possible or assumed future results of operations and/or those of the Group's associates and joint ventures, capital expenditure, adequacy of capital and liquidity, financing plans, and those preceded by, followed by, or that include the words, "believe", "expect", "intend", "plan", "anticipate", or similar expressions.

The Company cautions that any forward-looking statements in this press release may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this press release, including, without limitation, changes in the Company's business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things, the nature of the serviced office market, the long-term nature of the Company's lease commitments, its financing requirements, foreign exchange, risks of litigation, and other risks and uncertainties described in the Company's filings with the Securities and Exchange Commission.

You should read the Company's Annual Report on Form 20-F, which is available without charge at the internet site of the Securities and Exchange Commission (http://www.sec.gov), for more information regarding factors that could cause actual results and developments to differ from those expressed or implied by the forward-looking statements in this document.